UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NETSPEND HOLDINGS, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

64118V106
(CUSIP Number)

JLL Partners Fund IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

JLL Partners Fund V, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 17, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 4,239,677
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 4,239,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON PN
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 4,239,677
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 4,239,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON PN
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 4,239,677
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 4,239,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON OO
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 10,599,548
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 10,599,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
14	TYPE OF REPORTING PERSON PN
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 10,599,548
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 10,599,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
14	TYPE OF REPORTING PERSON PN
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 10,599,548
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 10,599,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
14	TYPE OF REPORTING PERSON OO
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 64118V106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None.
		8	SHARED VOTING POWER 14,839,225
		9	SOLE DISPOSITIVE POWER None.
		10	SHARED DISPOSITIVE POWER 14,839,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,839,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%*
14	TYPE OF REPORTING PERSON IN
*Based on 87,386,076 shares of common stock outstanding as of August 2, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011, minus the 7,000,000 shares of common stock being exchanged pursuant to the agreement referenced in this Amendment No. 1 to Schedule 13D.

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on October 28, 2010 (the "Original Schedule 13D" and, with this Amendment No. 1, the "Schedule 13D").

This Amendment No. 1 relates to the common stock, par value $0.001 per share (the "Common Stock"), of NetSpend Holdings, Inc., a Delaware corporation (the "Issuer") owned by the Reporting Persons.  Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

Information in this Amendment No. 1 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to a Share Exchange Agreement, dated as of August 17, 2011, by and among the Issuer, JLL Fund IV and JLL Fund V (the "Share Exchange Agreement"), JLL Fund IV exchanged 1,999,950 shares of Common Stock of the Issuer for 199,995 shares of Series A Convertible Preferred Stock of the Issuer, a newly created series of non-voting preferred stock of the Issuer, and JLL Fund V exchanged 5,000,050 shares of Common Stock of the Issuer for 500,005 shares of Series A Convertible Preferred Stock of the Issuer (collectively, the "Share Exchange").  Upon completion of the Share Exchange, JLL Fund IV directly held 4,239,677 shares of Common Stock and JLL Fund V directly held 10,599,548 shares of Common Stock, representing approximately 18.5% of the total number of shares of Common Stock outstanding.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following text:

Under many of the state statutes pursuant to which the Issuer is licensed as a money transmitter, a stockholder's acquisition of more than 25% of a class of the Issuer's voting shares may trigger certain time consuming and expensive filing and notification requirements.  In order to permit (i) the Issuer to repurchase shares of its Common Stock from time to time and (ii) JLL Fund IV and JLL Fund V to purchase additional shares of Common Stock of the Issuer from time to time, without triggering such filing and notification requirements, the Issuer, JLL Fund IV and JLL Fund V entered into the Share Exchange Agreement.

Pursuant to the Share Exchange Agreement, JLL Fund IV exchanged 1,999,950 shares of Common Stock of the Issuer for 199,995 shares of Series A Convertible Preferred Stock of the Issuer and JLL Fund V exchanged 5,000,050 shares of Common Stock of the Issuer for 500,005 shares of Series A Convertible Preferred Stock of the Issuer.  Upon completion of the Share Exchange, JLL Fund IV directly held 4,239,677 shares of Common Stock and JLL Fund V directly held 10,599,548 shares of Common Stock, representing approximately 18.5% of the total number of shares of Common Stock outstanding.  Under the terms of the Share Exchange Agreement, JLL Fund IV and JLL Fund V collectively have the right to exchange up to an additional 8,000,000 shares of Common Stock of the Issuer for up to an additional 800,000 shares of Series A Convertible Preferred Stock of the Issuer at a conversion rate of one tenth of a share of Series A Convertible Preferred Stock for each share of Common Stock upon the terms and subject to the conditions therein.

The Series A Convertible Preferred Stock is entitled to dividend and liquidation rights that are identical to the Common Stock on an as converted basis, has no voting rights (except as required by law) and is convertible at any time (i) upon the sale, transfer or disposition to an unaffiliated third party and (ii) upon JLL Fund IV's or JLL Fund V's request, so long as after such conversion, JLL Fund IV and JLL Fund V would not own more than 24.9% of the Common Stock.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (a) through (j) of this Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(a)
(i)  JLL Fund IV is the direct and the beneficial owner of 4,239,677 shares of the Issuer's Common Stock, which represents 5.3% of the outstanding shares of the Issuer's Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 4,239,677 shares of the Issuer's Common Stock, which represent 5.3% of the outstanding shares of the Issuer's Common Stock.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. IV may be deemed to be the beneficial owner of 4,239,677 shares of the Issuer's Common Stock, which represent 5.3% of the outstanding shares of the Issuer's Common Stock.

(iv)  JLL Fund V is the direct and the beneficial owner of 10,599,548 shares of the Issuer's Common Stock, which represents 13.2% of the outstanding shares of the Issuer's Common Stock.

(v)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 10,599,548 shares of the Issuer's Common Stock, which represent 13.2% of the outstanding shares of the Issuer's Common Stock.

(vi)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. V may be deemed to be the beneficial owner of 10,599,548 shares of the Issuer's Common Stock, which represent 13.2% of the outstanding shares of the Issuer's Common Stock.

(vii) By virtue of his position as the sole member of JLL Associates G.P. IV and JLL Associates G.P. V, Mr. Levy may be deemed to be the beneficial owner of 14,839,225 shares of the Issuer's Common Stock, which represent 18.5% of the outstanding shares of the Issuer's Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Each of the Reporting Persons disclaims beneficial ownership of shares of the Issuer's Common Stock beneficially owned by the other Reporting Persons.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

(b)  Each of Mr. Levy, JLL Associates G.P. IV, and JLL Associates IV shares with JLL Fund IV the power to vote or direct the vote and to dispose or direct the disposition of 4,239,677 shares of the Issuer's Common Stock.  Each of Mr. Levy, JLL Associates G.P. V and JLL Associates V shares with JLL Fund V the power to vote or direct the vote and to dispose or direct the disposition of 10,599,548 shares of the Issuer's Common Stock.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

Reference is hereby made to the disclosure in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following text as the penultimate paragraph thereof:

Pursuant to the Share Exchange Agreement, JLL Fund IV exchanged 1,999,950 shares of Common Stock of the Issuer for 199,995 shares of Series A Convertible Preferred Stock of the Issuer and JLL Fund V exchanged 5,000,050 shares of Common Stock of the Issuer for 500,005 shares of Series A Convertible Preferred Stock of the Issuer.  Upon completion of the Share Exchange, JLL Fund IV directly held 4,239,677 shares of Common Stock and JLL Fund V directly held 10,599,548 shares of Common Stock, representing approximately 18.5% of the total number of shares of Common Stock outstanding.  Under the terms of the Share Exchange Agreement, JLL Fund IV and JLL Fund V collectively have the right to exchange up to an additional 8,000,000 shares of Common Stock of the Issuer for up to an additional 800,000 shares of Series A Convertible Preferred Stock of the Issuer at a conversion rate of one tenth of a share of Series A Convertible Preferred Stock for each share of Common Stock upon the terms and subject to the conditions therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

JLL PARTNERS FUND IV, L.P.

By its General Partner, JLL Associates IV, L.P.
By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

JLL ASSOCIATES IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

JLL ASSOCIATES G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2011

/s/ Paul S. Levy
Paul S. Levy